SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MGM MIRAGE

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

352953101

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, California 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$825,000,000.00	$88,275.00

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 15,000,000 shares of the subject company common stock (number of shares sought) by $55.00 (the purchase price per share offered by the Purchaser (as defined below)).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #4 for Fiscal Year 2007 issued by the Securities and Exchange Commission, equals $107.00 per million of the aggregate amount of the cash offered by Tracinda Corporation (“Purchaser”).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration Number:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP No. 552953101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 158,392,864
		8.	Shared Voting Power
		9.	Sole Dispositive Power 158,392,864
		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,392,864

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.8%*

14.	Type of Reporting Person (See Instructions) CO
*	Percentage calculated on the basis of 283,963,196 shares of common stock which MGM MIRAGE has indicated were issued and outstanding on November 24, 2006.

CUSIP No. 552953101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 158,392,864
		8.	Shared Voting Power
		9.	Sole Dispositive Power 158,392,864
		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,392,864

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.8%*

14.	Type of Reporting Person (See Instructions) IN
*	Percentage calculated on the basis of 283,963,196 shares of common stock which MGM MIRAGE has indicated were issued and outstanding on November 24, 2006.

Item 1.    Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase, dated December 4, 2006 (the “Offer to Purchase”), is incorporated herein by reference. Unless otherwise indicated, references herein to sections are to sections of the Offer to Purchase.

Item 2.    Subject Company Information.

(a)    The name of the subject company is MGM MIRAGE, a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109, and its telephone number is (702) 693-7120.

(b)    The Company has advised us that it has 283,963,196 shares of common stock, par value $.01 per share (“Shares”), outstanding as of November 24, 2006.

(c)    The information set forth in the “Summary Term Sheet” and Section 6—“Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Persons.

(a)-(c)(1) (2)    The information set forth in the Introduction and Section 9—“Information Concerning the Purchaser and Its Affiliates” of the Offer to Purchase is incorporated herein by reference. The principal business address of Tracinda Corporation, a Nevada corporation (“Tracinda”) wholly owned by Kirk Kerkorian, and its executive officers is 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212, (310) 271-0638.

(c)(3) (4)    During the last five years, neither Mr. Kerkorian (the sole director, Chief Executive Officer and President of Tracinda) nor the other executive officer of Tracinda (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

(c)(5)    Each of Mr. Kerkorian (the sole director, Chief Executive Officer and President of Tracinda) and the other executive officer of Tracinda is a U.S. citizen.

Item 4.    Terms of the Transaction.

The Purchaser seeks to purchase up to 15,000,000 Shares for cash at a price equal to $55.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase. The information set forth in the “Summary Term Sheet” and Section 1—“Terms of the Offer; Proration” through Section 5—“U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)    The information described in Section 9—“Information Concerning the Purchaser and Its Affiliates,” and Section 11—“Background and Purpose of the Offer; Plans for MGM MIRAGE” of the Offer to Purchase is incorporated herein by reference.

(b)     None.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in Section 11—“Background and Purpose of the Offer; Plans for MGM MIRAGE” of the Offer to Purchase is incorporated herein by reference.

(c)(1)-(7)    None.

Item 7.    Source and Amount of Funds or Other Consideration.

The information set forth in the “Summary Term Sheet” and Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a)    The information set forth in Section 9—“Information Concerning the Purchaser and Its Affiliates” of the Offer to Purchase is incorporated herein by reference.

(b)    None of Tracinda, Mr. Kerkorian (the sole director, Chief Executive Officer and President of Tracinda), nor the other executive officer of Tracinda has during the past 60 days effected any transaction in any equity securities of the Company.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 15—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a	)(1)	The information set forth in Section 13—“Additional Information” is incorporated herein by reference.

(a	)(2)	The information set forth in Section 14—“Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a	)(3)	None.

(a	)(4)	The information contained in Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(a	)(5)	None.

(b	)	None.

Item 12.    Exhibits.

(a	)(1)(A)	Offer to Purchase, dated December 4, 2006.

(a	)(1)(B)	Letter of Transmittal.

(a	)(1)(C)	Notice of Guaranteed Delivery.

(a	)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a	)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a	)(1)(G)	Press Release issued December 4, 2006.

(a	)(1)(H)	Summary Advertisement.

(a	)(1)(I)	Website established by Information Agent - http://www.dfking.com/mgm.

(a	)(1)(J)	Press Release issued November 22, 2006. (Incorporated by reference from Schedule TO, filed by Tracinda Corporation on November 22, 2006.)

(b	)	Not Applicable.

(d	)	Not Applicable.

(g	)	Not Applicable.

(h	)	Not Applicable.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2006

TRACINDA CORPORATION A Nevada corporation

By:	/s/ Anthony L. Mandekic
Name: Anthony L. Mandekic Title: Secretary and Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Name: Anthony L. Mandekic Title: Attorney-in-Fact*

*	Power of Attorney previously filed as Exhibit A to Amendment No. 11 to the Schedule 13D of Tracinda Corporation and Kirk Kerkorian, filed on June 11, 1999.

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated December 4, 2006.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued December 4, 2006.

(a)(1)(H)	Summary Advertisement.

(a)(1)(I)	Website established by Information Agent - http://www.dfking.com/mgm.

(a)(1)(J)	Press Release issued November 22, 2006. (Incorporated by reference from Schedule TO, filed by Tracinda Corporation on November 22, 2006.)

(b)	Not Applicable.

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.